EXHIBIT 99
                                                                     Page 1 of 9


                              ORPHAN MEDICAL, INC.

                              CAUTIONARY STATEMENTS


The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected. The Company desires to take advantage of these "safe harbor" provisions and is filing this Exhibit 99 in order to do so. The words or phrases "will likely result", "look for", "may result", "will continue", "is anticipated", "expect", "project", or similar expressions are intended to identify forward-looking statements, and are subject to numerous known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Exhibit 99, and in the Company's other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

LACK OF PROFITABLE OPERATIONS - OPERATING LOSSES WILL CONTINUE.
The Company has been unprofitable since its inception in January 1993. From inception through December 31, 1998, the Company had a net loss and deficit accumulated during the development stage applicable to common shareholders of $34,683,298 on product revenues of $5,378,557. The Company expects operating losses in 1999 because anticipated gross profits from products revenues, including anticipated Busulfex revenues, will not offset additional 1999 spending to advance the development of Xyrem, and other operating expenses. The amount of these losses may vary significantly from year-to-year and quarter-to-quarter and will depend on, among other factors, the timing of product development, regulatory approval, and market demand for its FDA approved products. There can be no assurance that the Company will ever generate sufficient product revenues or achieve profitability.

DEVELOPMENT STAGE COMPANY.
The Company is in the development stage. As of December 31, 1998, the Company had not completed product development, obtained required regulatory approvals, or verified the market acceptance and demand for two of its three principal products. Antizol, Busulfex, and Xyrem are considered the Company's principal products. The Company's operations, of which pharmaceutical product development is the principal activity, are subject to all of the risks inherent in the establishment of a new business enterprise. Accordingly, the Company is substantially dependent on key personnel, uncertain market acceptance and demand for its principal products, insufficient capital, a competitive environment characterized by numerous well-established and well-capitalized competitors, expected operating losses in 1999, a market subject to extensive regulatory oversight, and reliance on outside contractors for the manufacture and distribution of its products. The likelihood of the success of the Company must be considered in light of the problems, expenses and delays frequently encountered in connection with the development of new pharmaceutical products and the competitive and regulatory environment in which the Company operates.

FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE. Research and development, and sales and marketing spending are expected to increase significantly. The Company estimates that it will need to incur at least an additional $9.0 million in research and development expense relating to the products it currently markets and to advance the development of Xyrem. In addition, sales and marketing spending will increase significantly with the FDA approval of Busulfex in February 1999. However, the Company has estimated that it would need to raise up to an additional $7.0 million of capital during 1999 to fully implement its current business plan, including the Xyrem development plan, and to maintain its Nasdaq National Market listing. Adequate funds for the Company's operations, whether from financial markets or from other sources, may not be available when needed on terms acceptable to the Company, or at all. Lack of funding would cause the Company to delay or scale back some or all of its development plans for Xyrem, reduce personnel and general office support spending, and sell or license of one or more of its approved products.

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                                                                      EXHIBIT 99
                                                                     Page 2 of 9


DEPENDENCE ON LICENSE AND ACQUISITION STRATEGY.
The Company has adopted a license and acquisition strategy to build its product portfolio. The Company's strategy for growth is dependent upon its continued ability to identify and acquire new pharmaceutical products targeted at niche markets within selected strategic therapeutic market segments ("STMS"). Because the Company does not engage in proprietary research and development of new pharmaceutical products, it must rely upon the willingness of others to sell or license pharmaceutical product opportunities to the Company. Other companies, including those with substantially greater resources, are competing with the Company to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all. The failure of the Company to acquire or license new pharmaceutical products within a selected STMS or to promote and market commercially successful products within an existing STMS could have a material adverse effect on the Company's business and its prospects.

The Company has contractual production rights to certain compounds through various license agreements. These agreements are generally terminable by the licensor for cause upon short notice or in the event the Company is insolvent or bankrupt, does not apply minimum resources and efforts to develop the compound under license or does not achieve certain minimum royalty payments. There can be no assurance that the agreements will not be so terminated and, if terminated, that the Company will be able to enter into similar agreements on terms as favorable to the Company as those contained in its existing license agreements.

FOREIGN MARKETING ALLIANCES; NO ASSURANCE OF FOREIGN LICENSEES.
The Company's strategy for the exploitation of foreign markets is to license foreign marketing and distribution rights after an NDA is submitted in the United States. The Company considers Europe, Japan, and Canada its most attractive foreign markets. From inception through December 31, 1998, the Company has licensed marketing and distribution rights for Antizol, Cystadane and Sucraid in Europe; Cystadane and Sucraid in Australia and New Zealand; Busulfex, Cystadane, Elliotts B Solution and Sucraid in Israel; and Elliotts B Solution in Central America. Sales of Cystadane and Sucraid in Australia and New Zealand and Elliotts B Solution in Central America have not been nor are they expected to be material. Distribution of Antizol in Europe and Busulfex in Israel will initially be done on a "named patient" or "emergency use" basis until full regulatory approval is obtained, and the Company does not expect such "emergency use" distribution to result in material revenues. Distribution of Antizol in Europe and Busulfex in Israel through normal or the usual distribution channels is expected to commence after the first half of 1999. However, there can be no assurance that the Company will be able to negotiate commercially acceptable license agreements for its other products or in additional foreign countries, if at all, or that such arrangements will be successful. The Company will be substantially dependent upon the companies it has contracted with to date for the successful distribution of Cystadane, Antizol, and Sucraid in Europe and, if these companies are unsuccessful in their distribution efforts, it may be difficult for the Company to contract with other distributors for these products within Europe.

GOVERNMENT REGULATION; NEED FOR FDA AND OTHER REGULATORY APPROVALS.
Government regulation in the United States and abroad will be a significant factor in the production, testing and marketing of the Company's current and future products. Prior to marketing, each of the Company's products must undergo an extensive regulatory approval process conducted by the United States Food and Drug Administration (the "FDA") and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources, and there can be no assurance that any product that the Company may develop will be approved by the FDA or any foreign regulatory authority in a timely manner, or at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter pre-clinical development are approved for sale. The Company will not be permitted to market any medicine it may develop as a prescription product in any jurisdiction in which the product does not receive regulatory approval. Once approved, the Division of Drug Marketing, Advertising and Communication ("DDMAC"), the FDA's marketing surveillance department within the Center for Drugs, must approve marketing claims, which are the basis for a product's labeling, advertising and promotion. There can be no assurance that the claims the Company is seeking will be approved by DDMAC. The failure to obtain acceptable marketing claims on a product from DDMAC could have a material adverse effect on the Company and its prospects.

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                                                                      EXHIBIT 99
                                                                     Page 3 of 9


The Company depends on external laboratories and medical institutions to conduct its pre-clinical and clinical testing in compliance with clinical and laboratory practices established by the FDA. The data obtained from pre-clinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in FDA policy for drug approval during the period of development and by the requirements for regulatory review of each submitted New Drug Application ("NDA"). Moreover, even if the FDA approves a product, such approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed, and further studies may be required to provide additional data on safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor the product's side effects.

An approved FDA product and the product's manufacturer are subject to continual regulatory review and the subsequent discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions by the FDA on such products or manufacturer, including the withdrawal of such product from the market. Most changes in the manufacturing procedures for any of the Company's approved products and any change in manufacturers will require the approval of the FDA prior to their implementation. Obtaining the FDA's approval for a change in manufacturing procedures or change in manufacturers could cause production delays and loss of sales, which would have a material adverse effect on the Company's business and its prospects.

In certain countries, the sales price of a product must also be approved after marketing approval is granted. No assurance can be given that satisfactory prices can be obtained in foreign markets even if marketing approval is granted by foreign regulatory authorities.

ORPHAN DRUG STATUS.
Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects populations of fewer than 200,000 people in the United States. Orphan drug designation must be requested before submitting an NDA, and after the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicized by the FDA. Under current law, orphan drug status is conferred upon the first company to receive FDA approval to market the designated drug for the designated indication, which also grants United States marketing exclusivity for a period of seven years following approval by the NDA, subject to certain limitations. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process. Moreover, although obtaining FDA approval to market a product with orphan drug status can be advantageous, there can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug status and marketing approval will remain in effect in the future. In addition, NDA approval of a drug with an orphan drug designation does not provide any marketing exclusivity in foreign markets.

Of the Company's products, Xyrem has orphan drug designation, while Antizol, Elliotts B Solution, Cystadane, Sucraid, and Busulfex have orphan drug status. Sodium oxybate is the generic identity of the therapeutic agent for the Company's proposed product, Xyrem. Orphan drug designation does not prevent another pharmaceutical company from attempting to develop sodium oxybate for the same designated indication as Xyrem or from obtaining the approval of an NDA for their drug prior to the approval of an NDA for Xyrem. The Company is aware that Teva (formerly Biocraft) has been granted orphan drug designation for the use of sodium oxybate to treat the symptoms of narcolepsy. If another sponsor's NDA for the same drug and the same indication is approved first, that sponsor is entitled to exclusive marketing rights if that sponsor has received orphan drug designation for its drug. In that case, the FDA would refrain from approving an application by the Company to market Xyrem for seven years, subject to certain limitations. There can be no assurance that Xyrem will be the first to be approved by the FDA for the designated indication and, thereby, obtaining orphan drug status, nor can there be no assurance that other competing products will not receive orphan drug designations and FDA marketing approval prior to Company's NDA for Xyrem.

NDA approval of a drug with an orphan drug designation does not prevent the FDA from approving the same drug for a different indication, or a molecular variation of the same drug for the same indication. The Company is aware that Sparta Pharmaceutical, which recently agreed to be acquired by SuperGen Inc., was granted orphan drug designation for its intravenous busulfan and could seek orphan drug status, if an NDA for another indication

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                                                                      EXHIBIT 99
                                                                     Page 4 of 9


is approved by the FDA, for a closely related indication. Because doctors are not restricted by the FDA from prescribing an approved drug for uses not approved by the FDA, it is also possible that another company's drug could be prescribed for indications for which the Company's product has received orphan drug status and NDA approval. Such prescribing of approved drugs for unapproved uses (commonly referred to as "off label" use) could adversely affect the marketing potential of products that have received orphan drug status and NDA approval.

The possible amendment of the Orphan Drug Act by the United States Congress has been the subject of frequent discussion. Although no significant changes to the Orphan Drug Act have been made for a number of years, members of Congress have from time to time proposed legislation that would limit the application of the Orphan Drug Act. There can be no assurance as to the precise scope of protection that may be afforded by orphan drug designation and marketing approval in the future or that the current level of exclusivity will remain in effect.

RELIANCE ON PATENTS AND OTHER PROPRIETARY RIGHTS.
The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend, in part, on its ability to enjoy, obtain and enforce protection for its products under United States and foreign patent laws and other intellectual property laws, preserve the confidentiality of its trade secrets and operate without infringing the proprietary rights of third parties. The patent position of pharmaceutical firms is often highly uncertain and generally involves complex legal and factual questions. The Company evaluates the desirability of seeking patent or other forms of protection for its products in foreign markets based on the expected costs and relative benefits of attaining such protection. There can be no assurance that any patents will be issued from any applications or that any issued patents will afford adequate protection to the Company. Further, there can be no assurance that any issued patents will not be challenged, invalidated, infringed or circumvented or that any rights granted thereunder will provide competitive advantages to the Company. Parties not affiliated with the Company have obtained or may obtain United States or foreign patents or possess or may possess proprietary rights relating to the Company's products. There can be no assurance that patents now in existence or hereafter issued to others will not adversely affect the development or commercialization of the Company's products or that the Company's planned activities will not infringe patents owned by others.

The active ingredients or compounds in the Company's FDA approved and proposed products: Cystadane, Elliotts B Solution, Antizol, Antizol-Vet, Xyrem and Sucraid are believed to be in the public domain and not presently subject to patent protection in the United States. However, the Company has filed a patent application with respect to its formulation of Xyrem oral solution. Busulfex, which is licensed by the Company, is the Company's only FDA approved product for which its formulation and use are covered by United States patents issued to the licensor.

The Company could incur substantial costs in defending itself in infringement suits brought against it or any of its licensors or in asserting any infringement claims that the Company may have against others. The Company could also incur substantial costs in connection with any suits relating to matters for which the Company has agreed to indemnify its licensors or distributors. An adverse outcome in any such litigation could have a material adverse effect on the Company's business and prospects. In addition, the Company could be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any such licenses would be made available on terms acceptable to the Company, or at all. If the Company is required to, and does not obtain any such required licenses, it could be prevented from, or encounter delays in, developing, manufacturing or marketing one or more of its products.

The Company also seeks to protect its proprietary information and technology in part by confidentiality agreements and inventors' rights agreements with its employees. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise be disclosed to or discovered by its competitors.

COMPETITION; RAPID TECHNOLOGICAL CHANGE.
Competition in the pharmaceutical industry is intense. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies, most of which have substantially greater

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                                                                      EXHIBIT 99
                                                                     Page 5 of 9


capital resources, marketing experience, research and development staffs and facilities than the Company. Although the Company seeks to limit potential sources of competition by developing products that are eligible for orphan drug designation and NDA approval or other forms of protection, there can be no assurance that the Company's competitors will not succeed in developing similar technologies and products more rapidly than the Company or that these competing technologies and products will not be more effective than any of those that are being or will be developed by the Company.

The pharmaceutical industry has experienced rapid and significant technological change. The Company expects that pharmaceutical technology will continue to develop rapidly, and the Company's future success will depend, in large part, on its ability to develop and maintain a competitive position. Technological development by others may result in the Company's products becoming obsolete before they are marketed or before the Company recovers a significant portion of the development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of the Company's products, which would adversely affect the Company's business and its prospects.

RISKS OF PRODUCT DEVELOPMENT; MARKET UNCERTAINTY.
Six of the Company's products have been approved for marketing by regulatory authorities in the United States or elsewhere. Even if the Company obtains FDA approval for marketing Xyrem, there can be no assurance that the Company's products will be commercially successful or that the products will obtain the financial results expected. The Company may encounter unanticipated problems relating to the development, manufacturing, distribution and marketing of its products, some of which may be beyond the Company's financial and technical capacity to solve. The failure to adequately address any such problems could have a material adverse effect on the Company's business and its prospects.

No drug development portfolio can be completely insulated from potential failures, and it is likely that some products selected for development by the Company will not produce the results expected during clinical studies, not receive FDA approval or fail to generate product sales of an acceptable level. The Company has discontinued the development of eleven products from its portfolio since inception: L-Cycloserine in 1994, Glucaric Acid in 1996, and nine products in 1997. With respect to the nine products discontinued in 1997, the Company took this action in order to focus its development efforts on those products that fit within three selected STMS: Antidote, Oncology Support, and Sleep Disorders. In December 1998, the Company sold its rights to colloidal bismuth subcitrate for $750,000, and is evaluating the potential value of its rights to one or more of the other proposed products that were discontinued in 1997. Depending on the availability of financing in subsequent periods, the Company may continue development of one or more of the proposed products that were discontinued in 1997. There can be no assurance that the Company won't discontinue development on any other proposed products or that it won't discontinue marketing any FDA approved products.

Most orphan drugs have a potential United States market of less than $25 million annually and many address annual markets of less than $1 million. There can be no assurance that the Company's sales of its products will be profitable even if accepted and used by patients and medical specialists.

DEPENDENCE UPON OTHERS FOR MANUFACTURING AND ON LIMITED SOURCES OF SUPPLY.
The Company does not have and does not intend to establish any internal product testing, drug or chemical synthesis of bulk drug substance, and manufacturing capability for drug product. Accordingly, the Company will be required to enter into arrangements with third parties for the supply and manufacture of the components incorporated into the Company's finished drug products. Inability by the Company to retain third parties for these purposes on acceptable terms could adversely affect the Company's ability to develop and market its products. Any failures by third parties to adequately perform their responsibilities may delay the submission of products for regulatory approval, impair the Company's ability to deliver its products on a timely basis or otherwise impair the Company's competitive position. In addition, the Company's dependence on third-parties for the manufacture of its products may adversely affect its potential profit margins and its ability to develop and deliver its products on a timely basis.

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                                                                      EXHIBIT 99
                                                                     Page 6 of 9


The manufacture of drugs can be an expensive, time consuming and complex process and may require the use of materials with limited availability or a dependence on sole suppliers. Manufacturers of the Company's products will be subject to applicable good manufacturing practices ("GMP") prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. The Company has entered into bulk drug supply and drug product manufacturing agreements with third parties for all of its FDA approved products and is dependent on such third parties for continued compliance with GMP and applicable foreign standards. Failure by a third party manufacturer or supplier to comply with GMP or applicable foreign requirements could result in significant time delays or the inability of the Company to commercialize or continue to market a product and could have a material adverse effect on the Company and its prospects. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. There can be no assurance that the Company will be able to maintain relationships either domestically or abroad with its third party manufacturers and suppliers whose facilities and procedures comply or will continue to comply with GMP or applicable foreign requirements.

Bulk drug substance is the active chemical compound used in the manufacture of the Company's drug products. The Company is substantially dependent on Ash Stevens, Inc. ("Ash Stevens") for the supply of bulk drug substance used in Busulfex, Antizol, and Antizol-Vet, and on Lonza, Inc. ("Lonza") for the supply of bulk drug substance used in Xyrem. If the Company were to lose Ash Stevens as a supplier, it would be required to identify a new supplier for the bulk drug substance used in products that provided approximately 90% of 1998 total revenues and are expected to generate over 90% of 1999 total revenues. If the Company were to lose Lonza as a supplier, it would be required to identify a new supplier before an NDA is submitted for Xyrem. Moreover, the loss of Ash Stevens or Lonza as suppliers, or an interruption of drug product manufacturing services, could have a material adverse effect on the Company and its prospects. There can be no assurance that the Company's bulk drug supply arrangements with Ash Stevens and Lonza might not change in the future, and if a change occurred, no assurance can be given that the change would not adversely affect production of Busulfex, Antizol, Antizol-Vet, and Xyrem.

Drug product manufacturers are responsible for formulating bulk drug substance into a finished drug product and packaging the product for sale or for use in clinical trials. The Company is substantially dependent on an affiliate of Boehringer Ingelheim ("BI") for drug product manufacturing of Busulfex, Antizol, and Antizol-Vet, and on GlobalPharm, Inc. ("GlobalPharm") for drug product manufacturing of Xyrem. Although the Company has identified GlobalPharm as the drug product manufacturer for Xyrem and expects to contract with this company, it does not currently have a contract with GlobalPharm for the continuation of this arrangement. If the Company were to lose BI as a manufacturer, it would be required to identify a new manufacturer for drug products that provided approximately 90% of 1998 total revenues and are expected to generate over 90% of 1999 total revenues. If the Company were to lose GlobalPharm as a manufacturer, it would be required to identify a new drug product manufacturer before an NDA is submitted for Xyrem. Moreover, the loss of BI or GobalPharm as manufacturers, or an interruption of bulk drug supply to BI or GlobalPharm, could have a material adverse effect on the Company and its prospects. There can be no assurance that the Company's drug product manufacturing arrangements with BI and GlobalPharm might not change in the future, and if a change occurred, no assurance can be given that the change would not adversely affect production of Busulfex, Antizol, Antizol-Vet, and Xyrem.

The loss of either a bulk drug supplier or drug product manufacturer would require the Company to obtain regulatory clearance in the form of a "pre approval submission" and incur validation and other costs associated with the transfer of the bulk drug or drug product manufacturing process. The Company believes that it could take as long as one year for the FDA to approve such a submission. Because the Company's products are targeted to relatively small markets and its manufacturing production runs are small by industry standards, the Company has not incurred the added costs to certify and maintain a secondary source of supply for bulk drug substance or a backup drug product manufacturer. Should the Company lose either a bulk drug supplier or a drug product manufacturer, the Company could run out of salable product to meet marketing demands or investigational product for use in clinical trials, while it waits for the FDA to approve a new bulk drug supplier or drug product manufacturer. There can be no assurance that the change of a bulk drug supplier or drug product manufacturer and the transfer of the processes to another third party will be approved by the FDA, and if approved, in a timely

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                                                                      EXHIBIT 99
                                                                     Page 7 of 9


manner. The loss of or the change of a bulk drug supplier or a drug product manufacturer could have a material adverse effect on the Company and its prospects.

DEPENDENCE UPON OTHERS FOR DISTRIBUTION.
The Company has an exclusive agreement with Cardinal Health, Inc. ("Cardinal"), whereby Cardinal, through its affiliates, will provide a variety of services to support the effective distribution of Orphan Medical's products. Cardinal will provide integrated distribution and operations services to process and support transactions between Orphan Medical and wholesalers, specialty distributors, and direct customers; reimbursement management; patient assistance and information hotline services; and specialty distribution and marketing services to physician practices. Busulfex, Cystadane, Elliotts B Solution, Antizol, Antizol-Vet, and Sucraid are currently distributed by Cardinal, which also will distribute the Company's proposed products should those products receive marketing clearance from the FDA in the future. The Company will be substantially dependent upon Cardinal's ability to successfully distribute Busulfex, Elliotts B Solution, Antizol, Antizol-Vet, and Sucraid and all of the Company's proposed products that receive marketing clearance from the FDA.

Cystadane is principally distributed, on a non-exclusive basis in the U.S., by Chronimed Inc. ("Chronimed"), which distributes this product directly to patients through its mail order pharmacy. The Company is substantially dependent upon Chronimed's ability to successfully distribute Cystadane directly to patients in the U.S.

There can be no assurance that other distribution companies would be available or continue to be available on commercially acceptable terms, if at all. The loss of a distributor or failure to renew agreements with an existing distributor would have a material adverse effect on the Company and its prospects.

UNCERTAIN EXTENT OF PRICE FLEXIBILITY AND THIRD-PARTY REIMBURSEMENT.
The Company's ability to commercialize its products successfully will depend in part on the price it may be able to charge for its products and on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other third-party payors. Government officials and private health insurers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the pricing flexibility suppliers will have with respect to, and the reimbursement status of, newly approved health care products.

In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price the Company receives for its products or products it may develop in the future and, by preventing the recovery of development costs, which could be substantial, and an appropriate profit margin, could have a material adverse effect on the Company. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers in connection with medical treatment of certain patients. If any actions are taken by federal and/or state governments, such actions could adversely affect the prospects for sales of the Company's products. There can be no assurance that actions taken by federal and/or state governments, if any, with regard to health care reform will not have a material adverse effect on the Company and its prospects.

Certain third-party payors may attempt to further control costs by selecting exclusive providers of their pharmaceutical products. If such arrangements were made with competitors of the Company, such payors would not reimburse patients for purchases of the Company's competing products. This lack of reimbursement would diminish the market for the Company's products and could have a material adverse effect on the Company and its prospects.

RISK OF PRODUCT RECALL
Product recalls may be issued at the discretion of the Company, the FDA, the U.S. Federal Trade Commission, or other government agencies having regulatory authority for product sales, and may occur due to disputed labeling claims, manufacturing issues, quality defects, or other reasons. No assurance can be given that product recalls will not occur. The Company does not carry any insurance to cover the risk of a potential product recall. Any product recall could have a material adverse effect on the Company and its prospects.

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                                                                      EXHIBIT 99
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PRODUCT LIABILITY AND INSURANCE RISKS.
The testing and sale of human health care products by the Company entails an inherent risk that product liability claims may be asserted against the Company. The pharmaceutical industry has experienced increasing difficulty in maintaining product liability insurance coverage at reasonable levels, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. The Company currently carries product liability coverage in the aggregate amount of $10 million for all claims made in any policy year. Although to date the Company has not been the subject of any product liability or other claims, there can be no assurance that the Company will be able to maintain product liability insurance on acceptable terms or that its insurance will provide adequate coverage against potential claims. The successful assertion of any uninsured product liability or other claim against the Company could have a material adverse effect on the Company's business and prospects.

IMPACT OF YEAR 2000 READINESS ISSUE
The Company has assessed and continues to assess the impact of the so called "Year 2000 Readiness Issue" on its reporting systems and operations. The Year 2000 Readiness Issue relates to the ability of computer hardware, software, and firmware products to accurately process date/time data (including calculating, comparing, and sequencing) from, into, and between the twentieth and twenty-first centuries, and the years 1999 and 2000 and leap year calculations. The Year 2000 Readiness Issue also relates to the ability to properly exchange time/date data between such products. When the year 2000 occurs, systems that are not year 2000 compliant might recognize the year 2000 as the year 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause the Company's systems, or the systems used by its suppliers, distributors, customers or regulatory agencies (i.e., FDA) to process critical financial and operational information incorrectly, or not at all.

The Company's information technology ("IT") systems consist of computer hardware systems and software applications supplied by third parties. The Company's strategy has been to replace its IT systems with current technology, which is both year 2000 compliant and more efficient. The Company has also purchased and implemented financial and operational software upgrades that are year 2000 compliant. For the twelve months ended December 31, 1998, the Company's IT system purchases have not been material. The Company's IT systems are year 2000 compliant.

The Company's assessment of internal systems includes a review of non-information technology ("non IT") systems. This assessment includes a review of the Company's internal equipment and facilities. Based upon this review, the Company believes that its processes and equipment are year 2000 compliant.

The Company has identified third parties with which it has material relationships, including suppliers, distributors and other key vendors of materials and services. The Company has confirmed with these parties or organizations that they have implemented Year 2000 Readiness Programs. The Company has not developed a contingency plan to provide for continuity of business operations in the event material third parties experience a disruption of service due to the Year 2000 Readiness Issue, which could include, but not be limited to, loss of electricity, loss of communications (data and voice), and loss of transportation services. However, even if all material third parties confirm that they are or expect to be year 2000 compliant by December 31, 1999, it is not possible to state with certainty that such parties will be compliant. If third party systems on which the Company relies should fail, there could be a significant disruption of the Company's ability to transact business with its customers and suppliers. It is impossible to fully assess the potential consequences in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

LIMITATIONS TO SOURCES OF ADDITIONAL CAPITAL - RESTRICTIONS, COVENANTS AND RIGHTS RELATED TO SENIOR CONVERTIBLE PREFERRED STOCK
On July 23, 1998 (the "First Issuance Date"), the Company completed the sale to UBS Capital II LLC ("UBS Capital") of a private placement of $7.5 million of Senior Convertible Preferred Stock (the "Preferred Shares"). In conjunction with the issuance of the Preferred Shares, the Company agreed to several restrictions and covenants, and granted certain voting and other rights to the holders of the Preferred Shares. The most important of these restrictions are: (1) the Company cannot incur additional indebtedness, except for indebtedness secured solely by the

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                                                                      EXHIBIT 99
                                                                     Page 9 of 9


Company's trade receivables, until it has profitable operations, subject to certain limitations and (2) the Company cannot, without the approval of a majority of the preferred stockholders, issue additional equity securities unless the selling price per share exceeds the then conversion price, presently $8.50 per share, of the outstanding convertible preferred stock or the sale of equity is accomplished in a public offering. These restrictions could make it more difficult and more costly for the Company to obtain additional capital. However, there can be no assurance that additional sources of capital will be available to the Company and, if available, on terms acceptable to the Company.

POSSIBLE VOLATILITY OF STOCK PRICE AND REDUCED LIQUIDITY OF THE MARKET FOR THE STOCK - LOSS OF NASDAQ NATIONAL MARKET LISTING AND FAILURE TO QUALIFY FOR NASDAQ SMALL CAP MARKET LISTING.
There is risk that the market value and the liquidity of the public float for the Company's Common Stock could be adversely affected in the event the Company no longer meets the Nasdaq's requirements for continued listing on the National Market. For continued listing on the Nasdaq National Market, a company must satisfy a number of requirements, which in the Company's case include either:
(1) net tangible assets in excess of $4.0 million as reported on Form 10-Q or Form 10-K or (2) a market capitalization of at least $50.0 million. At December 31, 1998, the Company's net tangible assets equaled $5,575,577 and its market capitalization was approximately $49.8 million (based on the last sale price of $7.75 and 6,432,373 registered shares outstanding as of December 31, 1998). Net tangible assets are defined as total assets less the sum of total liabilities and intangible assets. Market capitalization is defined as total outstanding shares multiplied by the last sales price quoted by Nasdaq. Should the Company fail to satisfy both of the aforementioned Nasdaq listing requirements, the Company's Common Stock would no longer qualify for listing on the Nasdaq National Market, but would qualify for quotation on the Nasdaq Small Cap Market as long as its net tangible assets exceed $2.0 million. The Company's ability to raise additional capital and the market value of the Company's Common Stock could be adversely affected by failing to meet Nasdaq's requirements for listing on either the National Market or the Small Cap Market. The realization of any one or combination of these risks could have a material adverse effect on the Company's business, its prospects and its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE - GENERAL.
There is generally significant volatility in the market prices of securities of early stage pharmaceutical companies. Contributing to this volatility are various factors and events, such as the announcements by the Company or its competitors of new product developments, clinical testing results, governmental approvals, regulations or actions, developments or disputes relating to patents or proprietary rights, public concern over the safety of therapies and fluctuations in financial performance from period to period. These and other factors and events may have a significant impact on the Company's business and on the market price of the Common Stock.